The information in this pricing supplement is not complete and may be changed. We may not deliver these securities until a final pricing supplement is delivered. This pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, Pricing Supplement dated May 8, 2006
PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 48 to
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
Dated January 25, 2006	Dated , 2006
Rule 424(b)(2)

MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes Due 2036

     The notes will be issued at par as zero-coupon notes and will accrete interest at a rate of     %, compounded semi-annually. On June     , 2007 and semi-annually thereafter, we may exercise a coupon conversion right to convert the notes in whole so that instead of accreting interest, the notes will become current pay notes and pay interest semi-annually on each interest payment date thereafter at a rate of     %. If we exercise our coupon conversion right, we will pay to you all accreted interest to, but excluding, the conversion date. If we decide to exercise our coupon conversion right, we will give you notice at least 10 business days before the conversion date specified in the notice.

     Beginning June     , 2011 and semi-annually thereafter, we will have the right to redeem all of these notes and pay to you 100% of the par value of the notes plus (i) if we have not exercised our coupon conversion right, any accreted interest, or (ii) if we have exercised our coupon conversion right, any accrued and unpaid interest, in each case, to but excluding the redemption date. If we decide to redeem the notes, we will give you notice at least 10 business days before the redemption date specified in the notice.

     We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities – Description of Fixed Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.

Principal amount:	$	Interest payment dates:	Each June and December ,
Maturity date:	June , 2036		beginning on the conversion date;
Settlement date			provided that if any such day is not a
(original issue date):	June , 2006		business day, that interest payment
Interest accrual/			will be made on the next succeeding
accretion date:	June , 2006		business day but no adjustment will
Issue price:	100%		be made to any interest payment
Underwriter’s discounts			made on any succeeding business
and commissions:	%		day.
Proceeds to company:	%	Interest payment period:	Semi-annually, following the
Redemption percentage	100% plus:		exercise of the coupon conversion
at redemption date or	(a) prior to the exercise of the		right.
at maturity date:	coupon conversion right, all	Interest rate:	%
	accreted interest; or	Record date:	Five business days prior to each
	(b) after the exercise of the coupon		interest payment date, including the
	conversion right, all accrued and		conversion date.
	unpaid interest,	Book-entry note or
	in each case, to but excluding the	certificated note:	Book-entry note
	redemption date or maturity date (as	Senior note or
	applicable).	subordinated note:	Senior note
Redemption dates:	Each June and December ,	Calculation agent:	JPMorgan Chase Bank, N.A.
	beginning June , 2011		(formerly known as JPMorgan
Interest accretion:	At the interest rate, compounded		Chase Bank)
	semi-annually on each June and	Minimum denomination:	$1,000 and integral multiples
	December , to but excluding the		thereafter
	earlier of the conversion date (as	Specified currency:	U.S. dollars
	defined below) or the maturity date.	Business day:	New York
		CUSIP:	61745ETU5
		Other provisions:	See below

The notes involve risks not associated with an investment in ordinary fixed rate notes.

See Risk Factors beginning on Page PS-2.

Terms not defined above have the meanings given to such terms in the accompanying prospectus and prospectus supplement.

MORGAN STANLEY

Additional Provisions

Coupon conversion right	On any June or December , beginning June , 2007, we may elect to convert all of the notes so that instead of accreting interest, the notes will pay interest semi-annually at the interest rate on each interest payment date following the conversion date. Upon the exercise of the coupon conversion right, we will pay all accreted interest to but excluding the conversion date.

If we decide to exercise the coupon conversion right, we will give you at least 10 business days notice before the conversion date specified in our notice.

Conversion date	Any June or December , beginning June , 2007, on which we exercise our coupon conversion right; provided that if any such day is not a business day, the conversion date will be the next succeeding business day; provided further that no adjustment will be made to any accreted and compounded interest payable on the conversion date.

Amount payable in
case of an event of default	In case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable for each note upon any acceleration of the notes (the “acceleration amount”) will equal the $1,000 principal amount per note plus, (i) prior to the exercise of the coupon conversion right, any accreted and compounded interest to but excluding the date of acceleration or, (ii) after the exercise of the coupon conversion right, any accrued but unpaid interest to but excluding the date of acceleration.

If the maturity of the notes is accelerated because of an event of default as described above, we shall, or shall cause the calculation agent to, provide written notice to the JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank) (the “trustee”) at its New York office, on which notice the trustee may conclusively rely, and to The Depository Trust Company of the acceleration amount and the aggregate cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Risk Factors

     Our exercise of the coupon conversion right will depend on market interest rates

     Whether or not we exercise our coupon conversion right will depend on movements in market interest rates comparative to the interest rate. We are more likely to exercise our coupon conversion right and elect to cease accreting and compounding interest in favor of paying interest to you on an semi-annual basis without compounding, if market interest rates fall below the interest rate and we could borrow funds equivalent to the accreted interest at a rate less than the interest rate. If we exercise our coupon conversion right in these circumstances, you may not be able to reinvest any interest we pay you at a rate equal to the interest rate. Conversely, if market interest rates rise above the interest rate, we are less likely to exercise our coupon conversion right as it would be less likely that we could borrow funds equivalent to the accreted interest at a rate less than the interest rate.

     A cash method holder will continue to accrue original issue discount income at the annual yield following an exercise of the coupon conversion right

     Although the proper treatment of the notes following an exercise of the coupon conversion right is not entirely clear, we intend to treat the coupon payments made after such exercise as not constituting qualified stated interest and the notes as continuing to constitute original issue discount notes. Under this characterization, a cash method holder will continue to accrue original issue discount income at the annual yield of     %, which would be equal to the cash coupon amount.

Supplemental Information Concerning Plan of Distribution

     We expect to deliver the notes against payment therefor in New York, New York on June     , 2006, which will be the       scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

United States Federal Income Taxation

     The following summary is based on the opinion of Davis Polk & Wardwell, our counsel. The notes will be treated as being issued with original issue discount for U.S. federal income tax purposes and will be “discount notes” as defined in the accompanying prospectus supplement in the section called “United States Federal Taxation.”

Tax Consequences to U.S. Holders

     Please read the discussions in the Tax Disclosure Sections of the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the notes.

     In summary, U.S. Holders will, regardless of their method of accounting for U.S. federal income tax purposes, be required to accrue original issue discount (“OID”) as interest income on the notes on a constant yield basis at a yield of     % in each year that they hold the notes, without regard to the timing of the receipt of cash payments attributable to this income. Although the proper treatment of the notes following an exercise of the coupon conversion right is not entirely clear, we intend to treat the coupon payments made after such exercise as not constituting qualified stated interest and the notes as continuing to constitute original issue discount notes. As a result, U.S. Holders will be required to pay taxes annually on the amount of accrued OID, as discussed in the accompanying prospectus supplement in the tax disclosure sections. In such a case, the amount of the OID accrued annually would generally equal the annual coupon payment. In addition, neither the receipt of the cash payment on the conversion date in satisfaction of the accreted interest nor the subsequent cash payments of accrued interest will be treated as a taxable event.

     Based on the yield set forth above, the following table states the amount of OID that will be deemed to have accrued with respect to a note for each calendar year (assuming a day count convention of 30 days per month and 360 days per year and assuming no exercise of the coupon conversion right):

		TOTAL OID			TOTAL OID
		DEEMED TO			DEEMED TO
	OID	HAVE ACCRUED		OID	HAVE ACCRUED
	DEEMED TO	FROM ORIGINAL		DEEMED TO	FROM ORIGINAL
	ACCRUE	ISSUE DATE (PER		ACCRUE	ISSUE DATE (PER
	DURING	NOTE) AS OF		DURING	NOTE) AS OF
	ACCRUAL	END OF		ACCRUAL	END OF
	PERIOD	ACCRUAL		PERIOD	ACCRUAL
ACCRUAL PERIOD	(PER NOTE)	PERIOD	ACCRUAL PERIOD	(PER NOTE)	PERIOD

Original Issue Date through			January 1, 2020 through June
June 30, 2006			30, 2020
July 1, 2006 through December			July 1, 2020 through December
31, 2006			31, 2020
January 1, 2007 through June			January 1, 2021 through June
30, 2007			30, 2021
July 1, 2007 through December			July 1, 2021 through December
31, 2007			31, 2021
January 1, 2008 through June			January 1, 2022 through June
30, 2008			30, 2022
July 1, 2008 through December			July 1, 2022 through December
31, 2008			31, 2022
January 1, 2009 through June			January 1, 2023 through June
30, 2009			30, 2023
July 1, 2009 through December			July 1, 2023 through December
31, 2009			31, 2023
January 1, 2010 through June			January 1, 2024 through June
30, 2010			30, 2024
July 1, 2010 through December			July 1, 2024 through December
31, 2010			31, 2024
January 1, 2011 through June			January 1, 2025 through June
30, 2011			30, 2025
July 1, 2011 through December			July 1, 2025 through December
31, 2011			31, 2025
January 1, 2012 through June			January 1, 2026 through June
30, 2012			30, 2026
July 1, 2012 through December			July 1, 2026 through December
31, 2012			31, 2026
January 1, 2013 through June			January 1, 2027 through June
30, 2013			30, 2027
July 1, 2013 through December			July 1, 2027 through December
31, 2013			31, 2027
January 1, 2014 through June			January 1, 2028 through June
30, 2014			30, 2028
July 1, 2014 through December			July 1, 2028 through December
31, 2014			31, 2028
January 1, 2015 through June			January 1, 2029 through June
30, 2015			30, 2029
July 1, 2015 through December			July 1, 2029 through December
31, 2015			31, 2029
January 1, 2016 through June			January 1, 2030 through June
30, 2016			30, 2030
July 1, 2016 through December			July 1, 2030 through December
31, 2016			31, 2030
January 1, 2017 through June			January 1, 2031 through June
30, 2017			30, 2031
July 1, 2017 through December			July 1, 2031 through December
31, 2017			31, 2031
January 1, 2018 through June			January 1, 2032 through June
30, 2018			30, 2032
July 1, 2018 through December			July 1, 2032 through December
31, 2018			31, 2032
January 1, 2019 through June			January 1, 2033 through June
30, 2019			30, 2033
July 1, 2019 through December			July 1, 2033 through December
31, 2019			31, 2033

		TOTAL OID			TOTAL OID
		DEEMED TO			DEEMED TO
	OID	HAVE ACCRUED		OID	HAVE ACCRUED
	DEEMED TO	FROM ORIGINAL		DEEMED TO	FROM ORIGINAL
	ACCRUE	ISSUE DATE (PER		ACCRUE	ISSUE DATE (PER
	DURING	NOTE) AS OF		DURING	NOTE) AS OF
	ACCRUAL	END OF		ACCRUAL	END OF
	PERIOD	ACCRUAL		PERIOD	ACCRUAL
ACCRUAL PERIOD	(PER NOTE)	PERIOD	ACCRUAL PERIOD	(PER NOTE)	PERIOD

January 1, 2034 through June			July 1, 2035 through December
30, 2034			31, 2035
July 1, 2034 through December			January 1, 2036 through June
31, 2034			, 2036
January 1, 2035 through June
30, 2035

     This table will be updated in the final pricing supplement using the actual yield determined on the pricing date.

     Tax Consequences to Non-U.S. Holders

     If you are a non-U.S. investor, please read the discussions under “United States Federal Taxation — Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement concerning the U.S. federal income and withholding tax consequences of investing in the notes. Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the notes is effectively connected with a trade or business in the United States. Such non-U.S. investors should consult their own tax advisors regarding the potential tax consequences of investing in the notes.

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

PS-5